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                                                                    EXHIBIT 99.1

NEWS BULLETIN
               FROM:             RE:  QIAO XING UNIVERSAL TELEPHONE, INC.
                                      QIAO XING INDUSTRIAL ZONE
  FRB   WEBER SHANDWICK               HUIZHOU CITY, GUANGDONG 16023 CHINA
        FINANCIAL COMMUNICATIONS      WWW.QIAOXING.COM
                                      NASDAQ: XING
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FOR FURTHER INFORMATION

AT QIAO XING UNIVERSAL TELEPHONE:              AT FRB|WEBER SHANDWICK:
Keneath Chen                                   Haris Tajyar
Capital Operation Department                   General Information
(011) 86-752-2820268                           310-996-7462
qxxiao@pub.huizhou.gd.cn                       htajyar@webershandwick.com
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FOR IMMEDIATE RELEASE
DECEMBER 5, 2001

                QIAO XING UNIVERSAL TELEPHONE EXPERIENCING STRONG
            GROWTH IN SECOND HALF 2001; COMPANY HIRES 600 ADDITIONAL
                   FACTORY WORKERS TO HANDLE INCREASED DEMAND

GUANGDONG, CHINA (December 5, 2001) -- Qiao Xing Universal Telephone, Inc. (NASDAQ/NMS: XING), China's second largest telephone manufacturer, today announced that it is experiencing strong revenue growth in the second half of 2001. The growth is primarily being fueled by the Chinese government's recent elimination of a telephone surcharge, the Company's introduction of a series of new telephone models and an increase in international sales.

As a result of this growth, the Company has hired an additional 600 factory workers over the past three months to help meet the increasing demand for the Company's telephone products. With these latest additions, the Company's total workforce has increased from 1,700 to 2,300.

Commented Qiao Xing Universal Telephone, Inc. Chairman Mr. Rui Lin Wu, "Qiao Xing is performing exceptionally well despite a turbulent telecommunications environment. We believe this performance is a testament to the Company's technologically advanced telephone products and aggressive business strategy which calls for the ongoing penetration of the vast Chinese market and expansion into foreign markets where we can leverage our low-cost manufacturing base in China. In addition, we are also expecting to enter into China's GSM and CDMA emerging wireless telephone markets in the near future through a strategic alliance. We believe our entry into China's GSM and CDMA markets will further solidify our position as the second largest manufacturer of telephones in China."

COMPANY RECEIVES POSITIVE RECEPTION FROM NEW PRODUCT LINES

Qiao Xing has received significant interest from its customers for its new product lines which were launched in the third quarter. The Company's recent product launches include its HCD 655D caller-ID telephone; HCD 653A telephone with an auto voice-dial function; and its dual display HCD 658M telephone. Qiao Xing's focus on research and development has enabled the Company to remain at the forefront of technological advanced, yet affordable telephones in China.


                                     -more-

 FRB|Weber Shandwick serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.
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Qiao Xing Universal Telephone, Inc.
Page 2 of 2


ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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